Newbridge Securities Corporation

5200 Town Center Circle, Suite 306

Boca Raton, Florida 33486

March 26, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Hitek Global, Inc.
Request for Acceleration of Registration Statement, as amended, on Form F-1
File No. 333-228498

Ladies and Gentlemen:

In accordance with the above-referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of1933, as amended (the “Securities Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of Hitek Global, Inc. that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 5:00 PM, Washington D.C. time, on March 27, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that no preliminary prospectuses in connection with the Registration Statement were distributed.

The Representative confirms on behalf of itself and the several underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

NEWBRIDGE SECURITIES CORPORATION

As Representative of the several Underwriters

By:	/s/ John McAuliffe
Name:	John McAuliffe
Title:	Senior Director Investment Banking